UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934
     Commission File Number: 001-14744
UNITED UTILITIES PLC
     (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington, WA5 3LP
(Address, including zip code and telephone number, including area code, of Issuer’s principal executive offices)
American Depositary Shares and Ordinary Shares
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐     17 CFR 240.12d2-2(a)(1)
☐     17 CFR 240.12d2-2(a)(2)
☐     17 CFR 240.12d2-2(a)(3)
☐     17 CFR 240.12d2-2(a)(4)
☐     Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☒     Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

SIGNATURES
       Pursuant to the requirements of the Securities Exchange Act of 1934, United Utilities PLC certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.
June 15, 2007

By:	/s/ Charlie Cornish
	Name:	Charlie Cornish
	Title:	MD Utility Solutions